Mail Stop 3561

September 29, 2006

Mr. Allen L. Leverett
Chief Financial Officer
Wisconsin Energy Corporation
Wisconsin Electric Power Company
231 West Michigan Street, P.O. Box 1331
Milwaukee, WI 53201

> **RE:** **Wisconsin Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Form 10-Q for Quarterly Period Ended June 30, 2006**
> **Filed March 2, 2006, May 5, 2006 and August 2, 2006**
> **File No. 001-09057**
>
> **Wisconsin Electric Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Form 10-Q for Quarterly Period Ended June 30, 2006**
> **Filed March 6, 2006, May 5, 2006 and August 2, 2006**
> **File No. 001-01245**

Dear Mr. Leverett:

We have reviewed the responses in your letter dated September 12, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Allen L. Leverett
Wisconsin Energy Corporation
September 29, 2006
Page 2

Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 79

Consolidated Income Statements, page 79

1. We considered your response to comment 2 from our letter dated August 31, 2006. Equity in earning of unconsolidated subsidiaries represents 6.15%, 5.68% and 5.37% of operating income for fiscal 2005, 2004 and 2003, respectively. Equity in earning of unconsolidated subsidiaries represents 7.64%, 8.54% and 8.33% of pre tax income for fiscal 2005, 2004 and 2003, respectively. Given theses percentages it appears that equity in earnings of unconsolidated subsidiaries is material to operating results for the years presented and should be separately presented on the face of the income statements. Please revise in future filings or provide us with a detailed analysis as to why you believe the amounts are not material and are not required to be separately presented in accordance with Rule 5-04 of Regulation S-X.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comment and provides any requested information. Detailed supplemental response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant